Exhibit 99.3

Date: May 21, 2007

BP and Rio Tinto plan clean coal project for Western Australia

BP and Rio Tinto today announced that they are beginning feasibility studies and work on plans for the potential development of a A$2 billion (US$1.5 billion) coal-fired power generation project at Kwinana in Western Australia that would be fully integrated with carbon capture and storage to reduce its emissions of greenhouse gases.

This will be the first new project for Hydrogen Energy, the new company launched by BP and Rio Tinto last week, subject to regulatory approval.

The planned project would be an industrial-scale coal-fired power and carbon capture and storage project. It would generate enough electricity to meet 15 per cent of the demand of south west Western Australia, while each year capturing and permanently storing about four million tonnes of carbon dioxide which otherwise would have been emitted to the atmosphere.

The project would gasify locally-produced coal from the Collie region to produce hydrogen and carbon dioxide. The hydrogen would be used to fuel the power station and around 90 per cent of the carbon dioxide would be captured and stored permanently in a deep underground geological formation.

The costs of this low-carbon hydrogen-fuelled power generation are higher than those of traditional power generation. For the project to be economic and able to compete effectively in the electricity market, it would require appropriate policy support and a regulatory environment which recognises and encourages the low-carbon benefits it can deliver.

Subject to the successful outcome of detailed engineering and commercial studies, and providing government policy is in place to make the project commercially viable, a final investment decision to develop the project could be made in 2011, with the project coming into operation after a three year construction period.

Speaking at today’s announcement in Perth, Lewis Gillies, named last week as chief executive of Hydrogen Energy, said:

‘”This has enormous potential to affect the way that coal will be used for power generation across the world. Clean coal technology such as this will be essential to reducing greenhouse gas emissions, both in Australia and globally.

“This project could play an important role in influencing our future power mix, strengthening Australia’s energy security while also minimising our impact on the environment. Hydrogen Energy is now working to deploy this technology as widely and rapidly as it practically can.”

The project’s gasification facility and power station would be located in Kwinana, 45km south of Perth, alongside BP's refinery and Rio Tinto’s HIsmelt facility. The power station would be capable of producing 500 megawatts of low-carbon electricity or enough power for half a million homes. At the same time, about four million tonnes of CO2 each year would be captured, transported and permanently and securely stored in a geological formation deep beneath the seabed of the Perth basin. This would be the first hydrogen-fuelled power project to store CO2 in a saline formation, a type of geological structure which is more common globally than suitable oil and gas reservoirs.

Kwinana is an ideal location for a project of this type. The availability of a suitable site immediately adjacent to BP’s refinery, Rio Tinto’s HIsmelt plant and other industrial operations which may benefit from its output provides synergies and potential additional revenue streams that greatly assist the commercial viability of the project. Increasing power demand combined with growth in the Perth area also provides an attractive market for new power generation.

Plans are also underway for the proposed development of two other hydrogen power projects, at Peterhead, Scotland, and at Carson, California, USA.

Notes to editors:

•	For further information on Hydrogen Energy see: www.hydrogenenergy.com

•	Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed public company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange. The Group finds, mines and processes the earth's mineral resources – metals and minerals essential for making thousands of everyday products that meet society's needs and contribute to improved living standards. The Group's major products include aluminium, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borates, titanium dioxide, salt and talc), and iron ore. Its activities span the world but are strongly represented in Australia and North America. There are also significant businesses in South America, Asia, Europe and southern Africa. For further information see: www.riotinto.com

•	BP is one of the world’s largest oil and gas companies with operations in more than 100 countries across six continents. The company’s main businesses are exploration and production of oil and gas; refining, manufacturing and marketing of oil products and petrochemicals; transportation and marketing of natural gas; and a growing business in renewable and low-carbon power, BP Alternative Energy. BP’s low carbon interests combined in BP Alternative Energy include: BP Solar; the company’s fast growing interests in wind power; gas-fired power generation; and BP’s interest in Hydrogen Energy. For further information see: www.bp.com and www.bpalternativeenergy.com.

Further information:

LONDON	AUSTRALIA

Media contacts:

BP
David Nicholas
Office: +44 (0)20 7496 4708
Mobile: +44 (0)7831 095541

Rio Tinto
Nick Cobban
Office: +44 (0)20 8080 1305
Mobile: +44 (0) 7920 041003

Christina Mills
Office:+44 (0)20 8080 1306
Mobile: +44 (0) 7825 275605
BP Jamie Jardine Office: +61 (0) 9268 3255 Mobile: +65 9295 0887 Rio Tinto Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101

Investor relations contacts: BP Nick Wayth Office: +44 (0)20 7496 4638

Rio Tinto Nigel Jones Office: +44 (0)20 7753 2401 Mobile: +44 (0)7917 227 365 David Ovington Office: +44 (0)20 7753 2326 Mobile: +44 (0)7920 010 978	Rio Tinto Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 4 0833 5309 Susie Creswell Office: +61 (0) 3 9283 3639 Mobile: +61 (0) 4 1893 3792